January 11, 2008
BY FACSIMILE AND EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. W.
Washington, DC 20549

Re:	GenVec, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 000-24469
Dear Mr. Rosenberg:
This letter is in response to your letter dated December 13, 2007 to Mr. Douglas J. Swirsky, Chief Financial Officer, Treasurer and Corporate Secretary of GenVec, Inc. (“GenVec” or the “Company”), regarding comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006.
We respectfully submit the following responses of the Company with respect to each comment contained in the December 13, 2007 letter. For ease of reference, each of the staff’s comments is set forth in italic type immediately before the corresponding response.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Critical Accounting Policies and the Use of Estimates, page 35
Clinical Trial Expenses and Research and Development Activities, page 35
1.	Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

U.S. Securities and Exchange Commission
Division of Corporate Finance
January 11, 2008

Please revise to disclose the following information for each of your major research and development projects:
a.	The costs incurred during each period presented and to date on the project;

b.	The period in which material net cash inflows from significant projects are expected to commence.
Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.
Company Response
The Company acknowledges the Staff’s comments and has filed an amendment to its Form 10-K for the Fiscal Year Ended December 31, 2006 to include additional disclosure pertaining to (i) the costs incurred for its major research and development projects; and (ii) the Company’s expectations as to the period of commencement of material net cash inflows from significant projects.
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As requested in the comment letter, we confirm to you as follows on behalf of the Company:
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions, comments and advice of the staff to me at 410-659-7777 or Donald P. Lehr at 410-659-5052.

Very truly yours,
/s/ Asher M. Rubin
Asher M. Rubin

cc:	Tabatha Akins, Staff Accountant, Division of Corporate Finance Douglas J. Swirsky, GenVec, Inc.